SE[illegible] 05039253 [illegible]MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3/22

SEC FILE NUMBER
8-47298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leonard & Company Leonard Financial Corporation DBA

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 West Long Lake Road, Suite 150
(No. and Street)

Troy, (City) Michigan (State) 48098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Leonard (248) 952-5858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Hwy. (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald M. Leonard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leonard & Company, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

CARRIE L. IRWIN
Notary Public, State of Michigan
County of Wayne
My Commission Expires Jan. 14, 2011
Acting in the County of Oakland

Notary Public 2/25/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONARD & COMPANY

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Leonard & Company

We have audited the accompanying balance sheets of Leonard & Company as of December 31, 2004 and 2003 and the related statements of stockholders' equity, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leonard & Company as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 12 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co., P.C.

February 24, 2005

LEONARD & COMPANY
BALANCE SHEET
December 31, 2004 And 2003

ASSETS

	2004	2003
Cash	$ 206,481	$ 120,959
Cash on deposit with clearing organization	468,261	75,000
Accounts receivable:		
Brokers, dealers and clearing organization	277,085	295,996
Amounts due from salesmen	57,273	42,659
Amount due from related company (Notes 1 & 6)	3,535,592	2,604,934
Prepaid expenses	46,808	27,059
	$4,591,500	$3,166,607

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Accounts payable:		
Commissions due sales representatives	$ 436,278	$ 385,020
Other	4,111	5,210
Total liabilities	440,389	390,230
Stockholders' equity:		
Preferred stock, 60,000 shares authorized; 39,690 and 28,800 shares issued (Note 4)	3,969,000	2,880,000
Common stock, no par value; 60,000 shares authorized; 25,000 shares issued (Note 5)	107,500	43,000
Paid-in capital	810,500	325,000
Retained earnings (deficit)	(735,889)	(471,623)
Total stockholders' equity	4,151,111	2,776,377
	$4,591,500	$3,166,607

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2004 And 2003

	Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Stockholders' Equity
Balance, December 31, 2002	$1,735,000	$ 43,000	$ 325,000	$ (117,723)	$1,985,277
Net loss for the year ended December 31, 2003				(118,898)	(118,898)
Redemption of 250 shares of Series A preferred stock	(25,000)				(25,000)
Redemption of 3,050 shares of Series 2 preferred stock	(305,000)				(305,000)
Sale of 14,750 shares of Series 3 preferred stock	1,475,000				1,475,000
Dividends paid on preferred stock (Note 4)				(235,002)	(235,002)
Balance, December 31, 2003	2,880,000	43,000	325,000	(471,623)	2,776,377
Net income for the year ended December 31, 2004				124,655	124,655
Redemption of 1,750 shares of Series A preferred stock	(175,000)				(175,000)
Redemption of 2,150 shares of Series 2 preferred stock	(215,000)				(215,000)
Redemption of 1,000 shares of Series 3 preferred stock	(100,000)				(100,000)
Sale of 15,790 shares of Series 3 preferred stock	1,579,000				1,579,000
Sale of 15,000 shares of common stock (Note 5)		64,500	485,500		550,000
Dividends paid on preferred stock (Note 4)				(388,921)	(388,921)
Balance, December 31, 2004	$3,969,000	$ 107,500	$ 810,500	$ (735,889)	$4,151,111

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF OPERATIONS
For The Years Ended December 31, 2004 And 2003

	2004	2003
Income:		
Commissions and fees	$8,094,639	$7,096,813
Interest	357,494	205,157
Total income	8,452,133	7,301,970
Commissions and clearing charges:		
Commissions paid sales representatives	5,471,811	4,966,063
Clearing charges	667,420	674,303
Total commissions and clearing charges	6,139,231	5,640,366
Gross profit from operations	2,312,902	1,661,604
Selling, general and administrative expenses	2,188,247	1,780,502
Income (loss) before provision for taxes	124,655	(118,898)
Provision for taxes:		
Federal income taxes (Note 2)	-	-
Michigan Single Business Taxes	-	-
Total provision for taxes	-	-
Net income (loss)	$ 124,655	$(118,898)

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2004 And 2003

	2004	2003
Increase (decrease) in cash:		
Cash flows from operating activities:		
Commissions and fees received	$8,113,550	$ 7,284,601
Interest income	357,494	205,157
Commissions paid sales representatives	(5,435,167)	(5,090,885)
Clearing charges	(667,420)	(674,303)
Selling, general and administrative expenses paid	(2,209,095)	(1,786,083)
Net cash provided (used) by operating activities	159,362	(61,513)
Cash flows from investing activities:		
Advances to Related Company	(930,658)	(791,434)
Net cash (used) by investing activities	(930,658)	(791,434)
Cash flows from financing activities:		
Proceeds from sale of common stock	550,000	-
Proceeds from sale of preferred stock, net	1,089,000	1,145,000
Dividends paid on preferred stock	(388,921)	(235,002)
Net cash provided by financing activities	1,250,079	909,998
Net increase in cash	478,783	57,051
Cash at beginning of year	195,959	138,908
Cash at end of year	$ 674,742	$ 195,959

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2004 And 2003
(Continued)

	2004	2003
Reconciliation of net income (loss) to net cash provided (used) by operating activities:		
Net income (loss)	$ 124,655	$(118,898)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Accounts receivable - brokers, dealers, clearing organization and salesmen	4,297	184,782
Prepaid expenses	(19,749)	(6,907)
Increase (decrease) in:		
Accounts payable - commissions due sales representatives	51,258	(121,816)
Accounts payable – other	(1,099)	5,210
Note payable – Regulatory Agency	-	(3,884)
Total adjustments	34,707	57,385
Net cash provided (used) by operating activities	$ 159,362	$ (61,513)

Disclosure of accounting policy:

For purposes of the Statement of Cash Flows, the Company considers cash on deposit with clearing organization as cash.

See accompanying notes.

Note 1 - ORGANIZATION

Prior to May 6, 2004, Leonard Financial Corporation, doing business as Leonard & Company, a securities broker-dealer, was a wholly owned subsidiary of Donald M. Leonard Investment Company. On May 6, 2004, the majority stockholder of Donald M. Leonard Investment Company acquired sixty (60) percent of Leonard Financial Corporation (see Note 5). See Note 6 for related transactions with the former Parent Company, now a related Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and related commission income and expenses are generally recorded on a trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes

Federal income taxes in the amount of approximately $32,000 for the year ended December 31, 2004 were offset by available net operating loss carryforward from prior years.

In addition, the Company has available a net operating loss carryforward of approximately $15,000 to offset against future taxable income.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness, as defined.

Note 3 - NET CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2004, the Company's net capital was $501,181 and its required net capital was $40,660. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 1.22 to 1.

Note 4 - PREFERRED STOCK

In September 2001, the Company amended their articles of incorporation to authorize 60,000 Shares of preferred stock to be issued in various series.

In an offering dated September 10, 2001, the Board of Directors authorized the sale of 10,000 shares of $100 par value, cumulative non-voting Series A preferred stock, at $100 per share (totaling $1,000,000), paying dividends semi annually at a rate of 15% per annum, commencing April 1, 2002. The offering closed April 3, 2002.

In a second offering, dated April 4, 2002, the Board of Directors authorized the sale of 10,000 shares of no par value, cumulative non-voting Series 2 preferred stock, at $100 per share (totaling $1,000,000), paying dividends semi-annually at a rate of 11% per annum, commencing July 1, 2002. The offering closed January 6, 2003.

In a third offering, dated January 7, 2003, the Board of Directors authorized the sale of 30,000 shares of no par value, cumulative non-voting Series 3 preferred stock at $100 per share (totaling $3,000,000), paying dividends semi-annually at a rate of 10% per annum, commencing May 1, 2003. The offering closed October 31, 2004.

The shares of Series A and Series 2 preferred stock are callable by the Company any time after twelve (12) months at $105 per share. The shares of Series 3 preferred stock are callable by the Company any time after twelve (12) months at $101 per share. Stockholders may redeem their preferred stock at $100 per share on the anniversary date of the original purchase of preferred shares.

The preferred stock outstanding is summarized as follows:

	December 31, 2004		December 31, 2003	
	Number of Shares	Amount	Number of Shares	Amount
Series A	5,350	$ 535,000	7,100	$ 710,000
Series 2	4,800	480,000	6,950	695,000
Series 3	29,540	2,954,000	14,750	1,475,000
	39,690	$3,969,000	28,800	$2,880,000

Note 4 - PREFERRED STOCK (CONTINUED)

Dividends paid on the preferred stock are summarized as follows:

	2004	2003
Series A	$ 93,005	$106,500
Series 2	86,914	89,963
Series 3	209,002	38,539
	$388,921	$235,002

Subsequent to December 31, 2004, the Board of Directors declared a dividend to Series 2 preferred stock stockholders payable on January 1, 2005. The total dividends paid amounted to $26,400.

Note 5 - COMMON STOCK

On May 6, 2004, the majority stockholder of the former parent company (see Note 1), purchased 15,000 shares of common stock for $550,000, of which $485,500 was applied to paid-in capital.

Note 6 - TRANSACTIONS WITH RELATED COMPANY

The Company and its Related Company, Donald M. Leonard Investment Company (DMLIC) operate under a management agreement whereby DMLIC will pay all or a portion of the expenses of Leonard & Company including, but not limited to, expenses such as rent, utilities, insurance, legal fees, communications, general administration, clerical costs and managerial salaries. DMLIC will charge the Company a management fee to cover these expenses and services. Leonard & Company will pay its directly related expenses including, but not limited to, commissions, licensing and registration fees, banking fees, taxes and other outside vendors with whom it contracts.

For the years ended December 31, 2004 and 2003, DMLIC charged Leonard & Company management fees of $2,055,000 and $1,680,000, respectively, which is included in Selling, General and Administrative Expenses in the accompanying Statement of Operations.

In addition, the Company has made advances to DMLIC. These advances resulted in a receivable from DMLIC as of December 31, 2004 and 2003 in the amount of $3,535,592 and $2,604,934, respectively.

Note 7 - CONTINGENCIES

At December 31, 2004, the Company was involved in various arbitration proceedings with the National Association of Securities Dealers regarding claims by individuals for losses on investments. The disposition of matters pending at December 31, 2004 in the opinion of management, will not have a material adverse affect on the Company's financial position. The outcome of these claims cannot be predicted at this time.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD), and, as such, is subject to NASD regulatory examinations from time to time. During the year 2004 and as of the date of this report the NASD has been conducting inquiries regarding various regulatory matters as well as a review of the Company's preferred stock offerings. It is the opinion of management that the outcome of these matters will not have a material adverse affect on the Company's financial position.

Note 8 - RECLASSIFICATION

Certain account balances and comparative amounts for 2003 have been reclassified to conform to the presentation adopted for 2004.

SUPPORTING SCHEDULES

LEONARD & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

1.	Total ownership equity	$4,151,111
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	4,151,111
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	4,151,111
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	(3,644,930)
	b. Other deductions and/or charges	(5,000)
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	501,181
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1{f})	
	c. Trading and investment securities:	
	Stocks:	
	Haircut necessary to carry firm owned securities	-
10.	Net capital	$ 501,181
11.	Minimum net capital requirement (6 2/3% of line 19)	40,660
12.	Minimum dollar net capital requirement of reporting broker or dealer	5,000
13.	Net capital requirement (greater of line 11 or 12)	40,660
14.	Excess net capital (line 10, less 13)	$ 460,521

LEONARD & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$440,389
17c.	Assumed liabilities from Related Company	$169,524
19.	Total aggregate indebtedness	$609,913
20.	Percentage of aggregate indebtedness to net capital	122%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Leonard & Company and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

LEONARD & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2004

Leonard & Company is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer..."